CUSIP NO. 21075N204	Page 7 of 7

EXHIBIT 99.2 TO SCHEDULE 13D/A

The following schedule lists all transactions in shares of common stock of Contango Oil & Gas Inc. by the Reporting Persons during the past sixty days.  All of the transactions were effected through one or more brokers in the ordinary course of business, as principal, in the open market on the American and/or other stock exchanges, or in over-the-counter transactions.

Trade Date	Transaction Type	Quantity	Price*
7/31/2009 8/3/2009 8/4/2009 8/10/2009 8/11/2009 8/12/2009 8/13/2009 8/20/2009 8/21/2009 8/24/2009 8/25/2009 8/26/2009	SALE SALE SALE SALE SALE SALE SALE SALE SALE SALE SALE SALE	400 7300 2724 14619 3320 5000 5000 9800 12410 15000 15000 26100	46.0425 47.5918 46.1202 46.2694 45.9896 46.4697 46.3847 45.2526 46.5340 46.7057 46.8558 46.9494

*  Exclusive of any commissions or transaction costs.